CRANE HARBOR ACQUISITION CORP. II

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

November 5, 2025

VIA EDGAR TRANSMISSION

Benjamin Holt

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted August 25, 2025

CIK No. 0002081358

Dear Mr. Holt:

On behalf of Crane Harbor Acquisition Corp. II (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 17, 2025 relating to the Registration Statement on Form S-1 of the Company (the “S-1”) confidentially submitted to the Commission on August 25, 2025. We are concurrently filing via EDGAR the live S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment filed concurrently herewith.

Draft Registration Statement on Form S-1 submitted August 25, 2025

Cover Page

1.	We note disclosure on page 21 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will take steps to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

November 5, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 24 of the Amendment.

Management Team, page 3

2.	Please expand here, and elsewhere as appropriate, to briefly describe the business experience of Roger Fradin, including his roles at Honeywell and Resideo Technologies, as you reference on page 7. Please also identify which member or members of management were involved with GS Acquisitions Holdings Corp. or Vertiv.

Response: The Company has added disclosure on pages 3, 7, and 113 to describe the business experience of Roger Fradin. The Company further advises the Staff that, other than Mr. Fradin, no members of Company management were involved with GS Acquisitions Holdings Corp. or Vertiv.

3.	Please expand to disclose the sector(s) Crane Harbor Acquisition Corp. is targeting for a business combination. Please also disclose your managements' past involvement with any SPACs that did not consummate a business combination, such as Broadscale Acquisition Corp. and Juniper II Corp., as you discuss on page 138.

Response: The Company has added disclosure on pages 2, 3, and 108 of the Amendment regarding Crane Harbor Acquisition Corp. The Company has also added disclosure on pages 8 and 113 of the Amendment regarding managements’ past involvement with SPACs that did not consummate business combinations.

Conflicts of Interest, page 39

4.	Where you discuss the possibility that members of your management may form other special purpose acquisition companies during the period in which you are seeking an initial business combination, please disclose the status of Crane Harbor Acquisition Corp., including whether it is also currently seeking an initial business combination, and discuss how investment opportunities will be allocated between the two SPACs.

Response: The Company has added disclosure on pages 14 and 123 regarding the status of Crane Harbor Acquisition Corp. and the allocation of investment opportunities between the two SPACs.

We may issue our shares to investors in connection with our initial business combination . . . ,

November 5, 2025

5.	Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 66 of the Amendment.

Dilution, page 95

6.	Please expand your narrative disclosure on page 95 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the Share Rights and the up to $2,500,000 in working capital loans which may be convertible into units of the post-business combination entity at a price of $10.00 per unit, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 99 of the Amendment.

Underwriting, page 181

7.	Please clarify disclosure on page 181 and on the cover page stating that the $0.40 per unit of deferred compensation will be payable to the underwriters upon closing of the business combination "based on the funds remaining in the trust account" after giving effect to shareholder redemptions. It is unclear whether you mean that the deferred compensation will be paid only to the extent that there are amounts remaining in the trust account after redemptions, or that it will be paid only with respect to unredeemed public shares in connection with the business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure regarding the payment of deferred compensation on the cover page and page 190 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Rosenstein (by telephone at (215) 694-3358 or by email at mrosenstein@stevenslee.com), or Derick Kauffman (by telephone at (610) 205-6038 or by email at derick.kauffman@stevenslee.com).

Sincerely yours,

/s/ Jeffrey F. Brotman
Jeffrey F. Brotman Chief Executive Officer Crane Harbor Acquisition Corp. II